Exhibit 99.1
Independent Auditor’s Report (Separate Financial Statements) of Shinhan Life as of December 31, 2023

On March 4, 2024, Shinhan Life, our wholly-owned life insurance subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Contents

Page

Independent Auditors’ Report	1

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	7

Separate Statements of Cash Flows	9

Notes to the SeparateFinancial Statements	10

Independent Auditors’ Review Report on Internal Control over Financial Reporting	Refer to PDF

ICFR Operating Status Report by CEO and IAM	Refer to PDF

Please refer to the attached PDF file to see more details of Audit Reports with separate financial statements.

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Shareholder

Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Life Insurance Co., Ltd. (the “Company”), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The separate statement of financial position of the Company as of December 31, 2022 and January 1, 2022 and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The separate financial statements that another auditor audited are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 53. The comparative separate statements of financial position as of December 31, 2022 and January 1, 2022 and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 has reflected such adjustments.

We have audited the adjustments reflected to the comparative separate financial statements as part of our audit of separate financial statements as of December 31, 2023 and for the period then ended. In our opinion, the adjustments to the accompanying separate financial statements present fairly, in all material respects, in accordance with K-IFRS. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated financial statements presented for comparative purposes taken as a whole.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

ffrom material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation..

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024

Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanyingseparate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022

Assets
Cash and due from banks at amortized cost	4,7,8,10,50,52	~~W~~	1,640,481	1,483,695	2,195,070
Financial assets at fair value through profit or loss	4,7,8,11,23,50		11,478,700	11,658,704	12,452,780
Securities at fair value through other comprehensive income	4,7,8,12,23,50		35,345,575	32,629,372	40,297,115
Securities at amortized cost	4,7,8,13,23		4,348,023	4,338,766	4,339,749
Investments in subsidiaries and associates	14		274,581	265,493	212,311
Loans and receivables at amortized cost	4,7,8,15,50		4,707,291	5,231,144	5,276,416
Reinsurance contract assets	25		62,815	59,017	-
Right-of-use assets	16,50		92,941	113,158	135,759
Property and equipment	17,50		76,122	81,416	93,723
Intangible assets	18,50		235,402	269,300	214,652
Derivative assets	4,7,8,21,50		116,378	92,074	6,857
Current tax assets	48,50		70,658	114,391	46,444
Investment property	20,23		14,397	14,610	14,822
Net defined benefit assets	31		34,257	44,888	32,751
Other assets	22		10,694	11,137	11,444

Total assets		~~W~~	58,508,315	56,407,165	65,329,893

(In millions of won)	Note	December 31, 2023	December 31, 2022	January 1, 2022

Liabilities
Insurance contract liabilities	24	~~W~~	45,528,986	42,927,163	50,622,187
Reinsurance contract liabilities	25		93,120	62,770	281,763
Policyholders’ equity adjustments	27		(1,025)	(1,616)	45,105
Investment contract liabilities	4,7,8,26,50		1,831,826	2,296,401	3,142,578
Derivative liabilities	4,7,8,21,50		239,940	320,578	143,286
Borrowings	4,7,8,28		-	10,000	-
Debentures	4,7,8,29		299,331	643,451	614,645
Other financial liabilities	4,7,8,30,35,50		238,028	304,988	311,253
Lease liabilities	4,7,8,16,50		91,566	109,060	127,406
Provisions	32		75,565	82,718	91,850
Current tax payables	48,50		55	-	-
Deferred tax liabilities	48		1,631,841	1,488,780	1,641,830
Other liabilities	33		32,533	28,863	24,833

Total liabilities			50,061,766	48,273,156	57,046,736

Equity
Capital stock	34		578,274	578,274	578,274
Hybrid bonds	34		299,452	299,452	299,452
Capital surplus	34		820,023	820,023	2,233,525
Capital adjustments	34		1,461	1,464	1,458
Accumulated other comprehensive income(loss)	34		117,417	113,667	709,020
Retained earnings	34		6,629,922	6,321,129	4,461,428

Total equity			8,446,549	8,134,009	8,283,157

Total liabilities and equity		~~W~~	58,508,315	56,407,165	65,329,893

See accompanying notes to the separate financial statements.

(In millions of won)	Note		2023	2022

Insurance revenue	24,36	~~W~~	2,629,139	2,469,699
Reinsurance revenue	25,37		40,360	34,983

Insurance service expenses	24,36		1,810,115	1,713,261
Reinsurance service expenses	25,37		71,631	62,328
Other operating expenses			124,129	91,924
Insurance service result			663,624	637,169

Insurance finance income and investment income:
Insurance finance income from insurance contracts issued	24,38		364,541	883,170
Insurance finance income from reinsurance contracts held	25,38		19,095	15,757
Interest income	41,50		1,538,432	1,532,315
Gains on financial assets at fair value through profit or loss	11,50		1,187,285	532,617
Gains on disposal of securities at fair value through other comprehensive income	12		54,256	72,818
Gains on disposal of loans at amortized cost			48	27
Reversal of credit loss allowance	42,50		7,564	3,571
Gains on foreign currency transaction	43		172,736	315,184
Gains on derivatives	21,50		147,499	252,413
Dividend income	45		30,483	42,542
Fees and commission income	44,50		12,489	14,888
Other investment income	46		10,924	16,461
			3,545,352	3,681,763
Insurance finance expenses and investment expenses:
Insurance finance expenses from insurance contracts issued	24,38		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held	25,38		19,959	16,936
Interest expenses	41,50		147,255	94,761
Losses on financial assets at fair value through profit or loss	11		353,758	1,319,165
Losses on disposal of at fair value through other comprehensive income	12		55,895	56,757
Losses on disposal of loans at amortized cost			198	73
Provision for credit loss allowance	42,50		24,406	17,879
Losses on foreign currency transaction	43		41,437	134,706
Losses on derivatives	21,50		301,322	387,687
Investment administrative expenses	40,50		16,925	20,106
Other investment expenses	46		80,773	61,117
			3,542,659	3,762,649
Net finance result		~~W~~	2,693	(80,886)

(In millions of won)	Note		2023	2022

Operating profit		~~W~~	666,317	556,283

Non-operating income and expenses	47		(23,943)	(21,921)
Profit before income taxes			642,374	534,362

Income tax expense	48		160,523	77,364
Profit for the period			481,851	456,998
Other comprehensive income (loss) for the period, net of income tax
Items that may be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			2,087,218	(5,241,685)
Gains (losses) on valuation of derivatives held for cash flow hedges			105,477	(97,818)
Net finance income (expenses) from insurance contracts issued			(2,162,910)	4,704,252
Net finance income (expenses) from reinsurance contracts held			(20,765)	34,045
			9,020	(601,206)
Items that will not be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			3,896	(9,700)
Remeasurements of defined benefit liability			(9,166)	15,553
			(5,270)	5,853
Total other comprehensive income (loss), net of income tax	12,21,34		3,750	(595,353)

Total comprehensive income (loss) for the period		~~W~~	485,601	(138,355)

Earnings per share:
Basic earnings per share and diluted earnings per share in won	51	~~W~~	4,073	3,858

See accompanying notes to the separate financial statements.

(In millions of won)	Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2022 (Before)	~~W~~	578,274	299,452	2,233,525	1,458	51,926	1,996,016	5,160,651
Changes in accounting policies		-	-	-	-	657,094	2,465,412	3,122,506
Balance at January 1, 2022 (After)		578,274	299,452	2,233,525	1,458	709,020	4,461,428	8,283,157
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	456,998	456,998
Other comprehensive income, net of income tax:
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(5,251,385)	-	(5,251,385)
Losses on valuation of derivatives held for cash flow hedges		-	-	-	-	(97,818)	-	(97,818)
Net finance income from insurance contracts issued		-	-	-	-	4,704,252	-	4,704,252
Net finance income from reinsurance contracts held		-	-	-	-	34,045	-	34,045
Remeasurement of defined benefit plans		-	-	-	-	15,553	-	15,553
Total other comprehensive income		-	-	-	-	(595,353)	-	(595,353)
Total comprehensive income(loss)		-	-	-	-	(595,353)	456,998	(138,355)

Other changes in equity
Share-based payment		-	-	-	6	-	-	6
Dividend payment on hybrid bonds		-	-	-	-	-	(10,799)	(10,799)
Decrease in capital surplus, increase in retained earnings		-	-	(1,413,502)	-	-	1,413,502	-

Balance at December 31, 2022	~~W~~	578,274	299,452	820,023	1,464	113,667	6,321,129	8,134,009

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2023	~~W~~	578,274	299,452	820,023	1,464	113,667	6,321,129	8,134,009
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	481,851	481,851
Other comprehensive income, net of income tax:
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	2,091,114	-	2,091,114
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	105,477	-	105,477
Net finance expenses from insurance contracts issued		-	-	-	-	(2,162,910)	-	(2,162,910)
Net finance expenses from reinsurance contracts held		-	-	-	-	(20,765)	-	(20,765)
Remeasurement of defined benefit plans		-	-	-	-	(9,166)	-	(9,166)
Total other comprehensive income		-	-	-	-	3,750	-	3,750
Total comprehensive income		-	-	-	-	3,750	481,851	485,601

Other changes in equity
Dividends		-	-	-	-	-	(162,257)	(162,257)
Share-based payment		-	-	-	(3)	-	-	(3)
Dividend payment on hybrid bonds		-	-	-	-	-	(10,801)	(10,801)

Balance at December 31, 2023	~~W~~	578,274	299,452	820,023	1,461	117,417	6,629,922	8,446,549

See accompanying notes to the separate financial statements.

(In millions of won)		2023	2022

Cash flows from operating activities
Profit for the period	~~W~~	481,851	456,998
Adjustment for profit or loss (Note 52)		(274,615)	(574,708)
Changes in assets and liabilities (Note 52)		(702,715)	(2,278,427)
Income tax refund(paid)		24,827	(71,758)
Interest received		1,027,457	1,164,919
Interest paid		(33,496)	(31,103)
Dividends received		40,321	47,180
Net cash inflow(outflow) from operating activities		563,630	(1,286,899)

Cash flows from investing activities
Disposal of financial assets at fair value through profit or loss		509,489	969,855
Acquisition of financial assets at fair value through profit or loss		(783,328)	(1,008,703)
Disposal of securities at fair value through other comprehensive income		3,744,617	3,861,846
Acquisition of securities at fair value through other comprehensive income		(3,138,261)	(2,950,679)
Disposal of securities at amortized cost		-	10,000
Acquisition of investments in subsidiaries		(54,000)	(20,000)
Disposal of investments in associates		-	2,456
Acquisition of investments in associates		-	(35,981)
Cash inflows from hedging activities		14,224	12,197
Cash outflows from hedging activities		(67,030)	(138,834)
Disposal of property and equipment		665	369
Acquisition of property and equipment		(16,744)	(10,115)
Disposal of intangible assets		665	682
Acquisition of intangible assets		(34,967)	(123,083)
Decrease in receivables at amortized cost		21,741	30,214
Increase in receivables at amortized cost		(3,502)	(19,722)
Net cash inflow from investing activities		193,569	580,502

Cash flows from financing activities
Repayment of debt securities		(656,645)	-
Proceeds from issuance of debt securities		299,246	-
Decrease in borrowings		(34,100)	-
Increase in borrowings		24,100	10,000
Decrease in other financial liabilities		(1,501)	(289)
Increase in other financial liabilities		896	193
Decrease in lease liabilities		(30,351)	(34,360)
Dividends paid		(162,257)	-
Hybrid bond interests paid		(10,801)	(10,799)
Net cash outflow from financing activities		(571,413)	(35,255)

Net increase(decrease) in cash and cash equivalents		185,786	(741,652)
Changes in cash and cash equivalents due to foreign currency translation		558	245

Cash and cash equivalents at the beginning of year		764,099	1,505,506

Cash and cash equivalents at the end of year	~~W~~	950,443	764,099

See accompanying notes to the separate financial statements.